Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

July 2, 2007

Dear Members:

We are writing to encourage you to VOTE NOW for the upcoming July 9, 2007 special meetings of CBOT Holdings stockholders and CBOT members. Every vote is important. We cannot complete the pending merger with the CME unless we receive a vote “FOR” the merger from a majority of the outstanding shares and Series B-1 and B-2 memberships. The failure to vote is the same as a vote AGAINST the merger.

Q:	If my shares are held in “street name,” how do I vote them before the special meetings?

A:	If you are not the record holder of your shares at Computershare (that is, you hold your shares in “street name”), you must follow the instructions you received from your broker, bank or other record holder to vote your shares.

Q:	If my shares are held in street name, may I vote them in person at the July 9, 2007 special meeting of stockholders?

A:	You may NOT vote shares that are held in street name in person at the July 9, 2007 special meeting unless prior to the meeting you contact your broker, bank or other record holder and obtain a separate document, referred to as a “legal proxy,” which you will need to bring with you to the meeting. The materials you previously received from your broker, bank or other record holder are not a legal proxy.

If you hold shares in street name and wish to vote at the meeting, you should contact your broker, bank or other record holder now to ensure you receive the documents required to vote at the meeting in time.

Q:	How do I vote my membership and shares held in my name before the special meetings?

A:	You may vote your membership and any shares you hold in your name at Computershare in advance of the meetings:

•	Online — by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership

•	By phone —

— to vote your shares — by calling 1-800-732-4052

— to vote your membership — by calling 1-800-786-8302

You will need information from the pre-printed WHITE (for shares) and BLUE (for memberships) PROXY CARDS we sent to you to vote online or by phone.

July 2, 2007

• By completing and returning your WHITE and BLUE PROXY CARDS

You may also vote by completing, signing, dating and returning to us the pre-printed WHITE (for shares) and BLUE (for memberships) PROXY CARDS we sent to you.

Give the time required to receive cards send by mail, we encourage you to vote online or by phone, or hand deliver your completed proxy cards to representatives of Georgeson, Inc., our proxy solicitor, who will be on site at the CBOT this week to collect proxy cards.

Q:	What is the deadline for voting online or by phone?

A:	For record holders — the deadline to vote online or by phone is 5:00 pm, Eastern Daylight time, on Sunday, July 8, 2007

For street name holders — the deadline to vote online or by phone is 11:59 pm, Eastern Daylight time, on Sunday, July 8, 2007 (street name holders should refer to the materials you received from your broker, bank or other record holder for instructions on how to vote online or by phone)

Q:	What if I have additional questions regarding how to vote?

A:	If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

The Board of Directors of CBOT Holdings unanimously recommends that stockholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CBOT unanimously recommends that CBOT members vote “FOR” the matters related to the merger as described in the joint proxy statement / prospectus and the supplement.

We look forward to the stockholder and member votes on July 9th and to our combination with CME to create the largest, most competitive global derivatives exchange. Thank you for your continued support.

Sincerely,

Charles P. Carey Chairman	Bernard W. Dan President and Chief Executive Officer

Forward-Looking Statements

Certain statements in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or

July 2, 2007

“continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.